Date: May 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Amendment No. 1 to Registration Statement on Form F-4 Filed March 26, 2024
File No. 333-277785

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated March 28, 2024 on the Company’s Registration Statement on Form F-4 previously submitted on March 26, 2024.

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-4 (the “Revised Registration Statement”) publicly with the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Proposal No. 7 The NTA Amendment Proposal, page 94

1.

We note your disclosures related to the NTA Amendment Proposal. Please revise the risk factors section to discuss that the removal of this provision could result in your securities falling within the definition of a penny stock, the risks if your securities were to fall within the definition of penny stock and the impact that your net tangible assets falling below $5,000,001 could have on your Nasdaq listing.

Response: Please refer to the additional risk factors titled “If the NTA Amendment Proposal is not approved and implemented, the ability of the Public Stockholders to redeem their shares for cash could cause the net tangible assets of Cetus Capital to be less than $5,000,001, which would prevent Cetus Capital from consummating the Business Combination,” “If the NTA Amendment Proposal is approved, and the Public Shares are redeemed in an amount in excess of the current redemption limitation and Cetus Capital’s securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist Cetus Capital’s securities from trading on its exchange,” and “If the NTA Amendment Proposal is approved, PubCo’s failure to meet the initial listing requirements of Nasdaq could result in an inability to list the PubCo Ordinary Shares and the PubCo Warrants on Nasdaq and the obligation to comply with the “penny stock” rules and could affect PubCo’s cash position following the Business Combination.”

Unaudited Pro Forma Condensed Combined Financial Information, page 143

2.

We note the filing now includes a NTA Amendment Proposal to remove the requirement that Cetus Capital have net assets of at least $5,000,001 upon the consummation of its initial business combination. We note you revised the pro forma financial statements under the maximum redemption scenario, and all related disclosures throughout the filing, to assume holders of 1,898,342 Public Shares exercise their redemption rights in connection with the Business Combination, leaving 160,592 Public Shares outstanding; however, we also note you disclose you will not decline to honor any properly tendered redemptions and the Business Combination will not close unless all properly tendered redemptions have been satisfied. Based on your disclosures, it is not clear if the Business Combination could proceed if all properly tendered shares are redeemed. If it can, it does not appear the maximum redemption scenario you present reflects the maximum redemption that could occur and the pro forma financial statements do not reflect the range of possible results that can occur as required by Rule 11-02(a)(10) of Regulation SX. Please address the following:

●	Clearly disclose under the maximum redemption scenario that it assumes the NTA Amendment Proposal is approved and disclose the maximum number shares that could be redeemed if the NTA Amendment Proposal is not approved.
●	If the Business Combination cannot proceed if more than 160,592 Public Shares are redeemed, the current pro forma financial statements under the maximum redemption may be appropriate but should be revised to clarify the Business Combination will not occur if more than 160,592 Public Shares are redeemed.
●	If the Business Combination can proceed if all properly tendered shares are redeemed, the current pro forma financial statements under the maximum redemption scenario, and all related disclosures throughout the filing, should be revised to assume 100% of the Public Shares are redeemed. We note the redemption of 100% of the Public Shares could result in a negative pro forma cash balance; however, any negative pro forma cash balance should be reclassified to a liability and you should disclose and discuss the amount of additional funding that would be required to complete the Business Combination, including the risks and consequences of not obtaining such funding.

Response: Please refer to the Revised Registration Statement which provides the maximum redemption scenario in the event the NTA Amendment Proposal is approved and also the alternative scenario disclosing the maximum number shares that could be redeemed if the NTA Amendment Proposal is not approved.

Assuming 100% redemption of currently outstanding Cetus Capital Public Shares

Under the maximum redemption scenario which assumes 100% of currently outstanding Cetus Capital Public Shares are redeemed, funds from the trust account of Cetus Capital will be used to pay the redemption amounts to all redeeming shareholders, leaving no remaining funds.

Additionally, the Combined Company will upon Closing of the Business Combination be liable for a sum of $862,500 in cash due to EF Hutton, pursuant to the Satisfaction and Discharge Agreement. Such agreement modified the underwriting agreement dated January 31, 2023 between EF Hutton and Cetus Capital, such that the deferred underwriting commission of $1,725,000 due to EF Hutton was partly equitized, with $862,500 (one-half) being payable in cash upon Closing and the remaining $862,500 (one-half) being payable in the form of 115,000 new PubCo Ordinary Shares to be issued to EF Hutton.

As at December 31, 2023, Cetus Capital had total liabilities of $3,272,230, which includes but is not limited to the deferred underwriting commission of $1,725,000 due to EF Hutton. Taking into account the equitization of $862,500 (one-half) of such underwriting commission, as at December 31, 2023, Cetus Capital had adjusted total liabilities of $2,409,730. The Business Combination will not be closed unless all properly tendered redemptions have been satisfied from the trust account, and (i) the deferred underwriting commission of $862,500 in cash due to EF Hutton, (ii) franchise tax of $179,876 and (iii) income tax of $255,097 has been paid (collectively the “Anticipated Cetus Closing Expenses,” amounting to $1,297,473 in aggregate.) It is not anticipated that the Closing of the Business Combination will be contingent upon immediate satisfaction of the other remaining liabilities of Cetus Capital or the satisfaction of any liabilities of MKD.

In view of the cash and cash equivalents of $320,971 available to Cetus Capital and $924,428 available to MKD as at December 31, 2023 and assuming no material changes of such liabilities and cash resources from December 31, 2023 up to the date of Closing:

a)	To fully satisfy the Anticipated Cetus Closing Expenses, the Combined Company will need to raise an additional $52,074 from external sources under the maximum redemption scenario with 100% of currently outstanding Cetus Capital Public Shares being redeemed, failing which the Business Combination will not be completed.

b)	To fully satisfy the adjusted total liabilities of $2,409,730 of Cetus Capital as of December 31, 2023, the Combined Company will need to raise an additional $1,164,331 from external sources under the maximum redemption scenario with 100% of currently outstanding Cetus Capital Public Shares being redeemed, failing which the Business Combination will not be completed.

Assuming the NTA Amendment Proposal is not approved and holders of 1,409,540 Cetus Capital Public Shares exercise their redemption rights

Alternatively, if the NTA Amendment Proposal is not approved and holders of 1,409,540 Cetus Capital Public Shares exercise their redemption rights, while the Business Combination is approved by Cetus Capital stockholders, $5,000,001 will be left in the trust account, and such funds will be available to fully satisfy the total liabilities of Cetus Capital as at December 31, 2023. Assuming no material changes of such liabilities from December 31, 2023 up to the date of Closing, the Business Combination can close without being subject to additional funds being raised by the Combined Company.

Please refer to the sections “What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights,” “The Business Combination may not close if there are insufficient funds remaining in the Trust Account or from external sources to satisfy all validly tendered redemptions,” “The Combined Company may not be able to generate sufficient cash or raise sufficient funds from external investors to service all of its obligations and indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful” and “Unaudited Pro Forma Condensed Combined Financial Information—Additional funding required under different redemption scenarios” for disclosure of the above analysis.

Please also refer to the risk factors titled “The Combined Company may not be able to generate sufficient cash or raise sufficient funds from external investors to service all of its obligations and indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful” and “The Business Combination may not close if there are insufficient funds remaining in the Trust Account or from external sources to satisfy all validly tendered redemptions.”

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Adjustment (2), page 149

3.	We note your response to prior comment 4 and we note your revised adjustment to the non-controlling interest of $3,901,784 now appears significantly greater than a 37.64% equity interest in MKD Taiwan that would be attributable to the non-controlling interest as a result of the Taiwan Reorganization. Please be advised if the balance of the noncontrolling interest you previously recorded in the initial Form F-4 was appropriate, it is not clear why you revised the balance. The intent of prior comment 4 was to advise you that the establishment of the non-controlling interest should not result in a change in MKD Taiwan’s historical accumulated deficit not that the balance of the non-controlling interest should be revised. To the extent appropriate, please revise adjustment (2) to appropriately reflect the portion of MKD Taiwan’s equity attributable to the non-controlling interest and the other side of that entry should only adjust APIC and AOCI. Otherwise, please explain to us how you determined the current non-controlling interest balance is appropriate. You may also need to revise adjustment (6) since it is not clear why this adjustment does not just represent the reclassification of the ordinary share balance to additional paid in capital or why the reclassification impacts adjustment (2).

Response: Please refer to the revised disclosures in the pro forma balance sheet in the Revised Registration Statement. The previously adjustment (2) is revised to reflect the portion of MKD Taiwan’s equity attributable to the non-controlling interest and the other side of that entry is only adjusted APIC and AOCI, which has been reflected on the MKD BVI’s balance sheet as of December 31, 2023, therefore, this adjustment is removed. In addition, please refer to the revised adjustment (4) (previously adjustment (6)) to the pro forma balance sheet in the revised registration statement.

Part II Information Not Required in the Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.2 Opinion of Sichenzia Ross Ference Carmel LLP as to the legality of the MKDWELL Tech Inc. warrants, page II-1

4.	We note your revisions in response to prior comment 6. Please revise the legal matters section to state that Sichenzia Ross Ference Carmel LLP will opine on the validity of the warrants.

Response: Please refer to the revised legal matters section.

If you have any questions regarding the Revised Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.